UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission File Number: 001-33765

AIRNET TECHNOLOGY INC.

(Exact name of registrant as specified in its charter)

Suite 301

No. 26 Dongzhimenwai Street

Chaoyang District, Beijing 100027

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIRNET TECHNOLOGY INC.

Date: April 6, 2022	By:	/s/ Herman Man Guo
	Name:	Herman Man Guo
	Title:	Chairman, Chief Executive Officer and Interim Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Press Release dated April 6, 2022
Exhibit 99.2	Investment Agreement dated as of April 6, 2022 by and among AirNet Technology Inc., Mr. Herman Man Guo, Mrs. Dan Shao and Unistar Group Holdings Ltd.
Exhibit 99.3	Warrant Agreement dated as of April 6, 2022 by and among AirNet Technology Inc. and Unistar Group Holdings Ltd.
Exhibit 99.4	Warrant Agreement dated as of April 6, 2022 by and among AirNet Technology Inc. and Northern Shore Group Limited